January 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady
Daniel Gordon
Deanna Virginio
Suzanne Hayes

RE:	CF Industries Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 24, 2020

File No. 001-32597

Ladies and Gentlemen:

This letter is in response to the comment contained in your letter dated December 30, 2020 related to the Annual Report on Form 10-K for the fiscal year ended December 31, 2019 of CF Industries Holdings, Inc. (the “Company,” “we,” “us” or “our”). For your convenience, the comment has been reproduced below in italics followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 11. Executive Compensation, page 129

1.	We note the discussion of executive compensation in your proxy statement does not discuss the impact your share repurchases have on RONA and TSR. Please confirm that your future filings will discuss this impact on these measures and consequently on the vesting of your long term incentive awards or provide us with an analysis supporting your determination that the impact is not material.

Response:

We acknowledge the comment and respectfully advise you that the Company’s share repurchases do not have a material impact on the performance measures used in our long-term incentive awards or on the vesting of such awards.

Long-term incentive awards granted to our named executive officers are based on a specified cash value, the amount of which is split between two different award types:

Division of Corporation Finance

January 8, 2021

•	40% restricted stock unit (“RSU”) awards that are subject to time vesting, and vest ratably over three years; and

•	60% performance restricted stock unit (“PRSU”) awards that are subject to three-year cliff vesting based on average return on net assets (“RONA”) performance over three one-year periods.

o	In the event the Company’s average RONA performance results in a payout under the PRSU awards, the number of shares earned based on RONA performance may be increased or decreased by up to 20% based on our three-year total shareholder return (“TSR”) performance.

Unlike the calculation of a performance measure such as earnings per share (which we do not use in our compensation program), the calculation of RONA is not dependent on the number of shares outstanding or otherwise impacted by share repurchases. RONA is determined by reference to the ratio of our adjusted EBITDA divided by our average operational assets.

•	Share repurchases do not impact the calculation of adjusted EBITDA, so the amount or number of shares repurchased does not impact the numerator of the RONA calculation.

•	We also note that cash and cash equivalents, common stock, treasury stock, or total equity are not included in average operational assets, so the funding of share repurchases or the number of shares repurchased does not impact the denominator of the RONA calculation.

A complete description of the calculation of RONA (including the definitions of adjusted EBITDA and average operational assets) for purposes of our PRSU awards is set forth in Exhibit 1 to this letter and can be found on page 56 of our 2020 proxy statement filed on April 8, 2020. Therefore, none of the components of the ratio are impacted by share repurchases.

As described above, TSR performance does not govern vesting of PRSU awards, but it does modify the number of shares earned under the PRSUs based on RONA performance. The Company’s share repurchases do not have a material impact on our TSR performance. During 2019 and 2020, the Company’s share repurchases represented approximately 3% and 1%, respectively, of our common shares outstanding at the beginning of the applicable year. In addition, the Company’s share repurchase activity to date has been conducted in compliance with the conditions of Rule 10b-18 under the Securities Exchange Act of 1934, which the Commission has noted “are designed to minimize the market impact of the issuer's repurchases, thereby allowing the market to establish a security's price based on independent market forces without undue influence by the issuer.” (Securities Exchange Act Release No. 48766 (Nov. 10, 2003)) As a result, we do not believe that the Company’s share repurchases have a material short-term impact on its stock price nor that the Company’s share repurchases at market values over time have a material long-term impact on its stock price, since its stock is broadly traded on the NYSE in an efficient market. In particular, we do not believe share repurchases have a material impact on the Company’s TSR performance over the three-year performance period of a PRSU award.

Division of Corporation Finance

January 8, 2021

Therefore, for the reasons described above, share repurchases do not have a material impact on the performance measures used in our long-term incentive awards or on the vesting of such awards.

* * * * *

We appreciate your comment and hope that we have adequately addressed it with the foregoing response. Please do not hesitate to contact me at (847) 405-2502 if you have any questions regarding the above.

Very truly yours,

/s/ Christopher D. Bohn
Christopher D. Bohn
Senior Vice President and Chief Financial Officer

cc:	W. Anthony Will, President and Chief Executive Officer
Douglas C. Barnard, Senior Vice President, General Counsel, and Secretary
Richard A. Hoker, Vice President and Corporate Controller
Chet Riske, KPMG LLP

Division of Corporation Finance

January 8, 2021

EXHIBIT 1

CALCULATION OF RETURN ON NET ASSETS (RONA)

Return on Net Assets (RONA) is determined by reference to the ratio (expressed as a percentage) of Adjusted EBITDA divided by average operational assets.

EBITDA is defined as net earnings attributable to common stockholders plus interest expense-net, income taxes and depreciation and amortization.

Adjusted EBITDA is defined as EBITDA as adjusted for certain items, including:(i) unrealized mark to market losses (gains) on hedges; (ii) unrealized and realized losses (gains) associated with foreign exchange on intercompany loan, activity or foreign denominated intercompany payables and receivables; (iii) acquisition or disposition related transaction costs or fees; (iv) integration costs for acquisitions; (v) losses (gains) on the disposition of equity investments in joint ventures; (vi) restructuring, exit, impairments, system implementation costs or similar types of costs; (vii) non-capitalized expansion project costs; (viii) losses (gains) recognized due to the acquisition or disposal of a business or group of assets, that represents a major portion of the business; (ix) losses (gains) associated with regulatory changes (e.g. regulatory tax code changes); and (x) losses (profits) associated with divestitures (acquisitions) completed during the year.

Average operational assets is determined essentially as the simple average of the beginning and year-end values for total assets as adjusted for certain items, including: (i) cash and cash equivalents; (ii) restricted cash; (iii) short-term investments; (iv) investments in marketable equity securities; (v) prepaid income taxes; (vi) total current liabilities; (vii) long-term deferred income taxes; (viii) other noncurrent liabilities; (ix) assets associated with major capital projects (as approved by the compensation and management development committee); (x) net assets associated with acquisitions and divestitures completed during the year; and (xi) short-term debt or notes payable included in current liabilities.